Rezolve AI plc
21 Sackville Street

London, W1S 3DN

United Kingdom

August 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Edwin Kim

Re:	Rezolve AI plc
Registration Statement on Form F-1
Filed July 30, 2025
File No. 333-289103

Ladies and Gentlemen:

This letter is submitted in response to the oral comments (the “Oral Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on August 6, 2025 in respect of Rezolve AI plc’s (“we”, “our” or “us”) Registration Statement on Form F-1, filed with the Commission on July 30, 2025 (the “Registration Statement”). Following this response, we intend to file Amendment No. 1 to our Registration Statement on Form F-1 (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

In response to the Oral Comments, we will replace the second paragraph under the heading “Legal Proceedings” on page 68 of the Registration Statement with the below disclosure.

Legal Proceedings

As previously reported on its Report of Foreign Private Issuer on Form 6-K, filed on July 25, 2025, the Company has been notified that a civil complaint (the “Complaint”) was filed against the Company and Daniel Wagner on July 16, 2025 in the Supreme Court of the State of New York, New York County, by JBAAM Special Opportunities Fund II LLC and YA II PN, Ltd. (collectively, the “Plaintiffs”), in connection with the parties’ securities purchase agreement dated February 21, 2025 (the “February SPA”).

As disclosed in its Report of Foreign Private Issuer on Form 6-K, filed on February 25, 2025, pursuant to the February SPA, the Company agreed to sell to the buyers party thereto, including the Plaintiffs, up to $1 billion of convertible notes. The Company further agreed to use all of the proceeds it receives from the sale of such convertible notes to cause a newly formed, wholly owned subsidiary of the Company, to purchase and hold Bitcoin, subject to certain conditions being met, as set out in the terms of the convertible notes.

The Complaint alleges, among other things, that the Company has breached Sections 4(a) and 4(aa) of the February SPA. In the Complaint, the Plaintiffs seek compensatory, consequential and liquidated damages and to receive pre- and post-judgment interest.

The Company believes the complaint is without merit and intends to vigorously defend the matter through all appropriate legal channels, including the potential pursuit of counterclaims. The Company does not consider the litigation to have any bearing on its operational performance, strategic direction, financial liquidity, or other business activities.

YA II PN, Ltd., one of the Plaintiffs, is the lender of the Company’s Standby Equity Purchase Agreement ("SEPA") capital commitment facility. The SEPA is a share subscription facility which was signed and executed on February 23, 2023 and amended and restated on February 2, 2024 to provide for, inter alia, the Company joining as a party to the agreement and the subscription by YA II PN, Ltd. of a promissory convertible note. As of the date hereof, the Company has taken the position that it no longer owes fees to YA II PN, Ltd. The litigation discussed above does not include any claims related to the SEPA. The SEPA is no longer the Company’s primary source of liquidity, as the Company has taken several steps to diversify its sources of liquidity, including closing a $50 million securities offering on July 25, 2025.

* * *

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Daniel Wagner
Daniel Wagner
Chief Executive Officer

cc:	Penny Minna, Esq.
DLA Piper LLP (US)